Exhibit 16.1

January 5, 2007

United States
Securities and Exchange Commission
Washington, DC 20549

Re: George Foreman Enterprises, Inc.
Commission File Number: 000-26585

To Whom It May Concern:

We are in receipt of Form 8-K filed by the above named Registrant on December 19, 2006 (the “Filed 8-K), which was provided to us by the Registrant on Tuesday December 26, 2006. We are providing this letter pursuant to Item 4.02(c)(2) of Form 8-K. We should point out, however, that we are no longer the Registrant’s independent public accountants, having resigned, for reasons unrelated as to any disagreement of accounting treatment, as of September 5, 2006, which resignation was reported by the Registrant in a filing on Form 8-K on September 5, 2006.

We disagree with the statements contained in the Filed 8-K with respect to the Registrant’s evaluation of the proper accounting for the transaction among George Foreman and George Foreman Productions, Inc., and the Registrant’s subsidiary (“Ventures”), which was reported by the Registrant in its Current Report on Form 8-K, filed on August 15, 2005 (the “August 2005 8-K”). In its quarterly report on Form 10-QSB for the quarter ended September 30, 2005 (“September 2005 10-QSB”), the Registrant accounted for such transaction in accordance with Statement of Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). Pursuant to the Investor Rights Agreement, the holders of the membership interests in Ventures had the nonforfeitable right, exercisable at any time after February 15, 2006, to exchange such membership interests for shares of Common Stock of the Registrant. As discussed below, we agree with the Registrant’s original accounting for this transaction as reported in the September 2005 10-QSB, and we disagree with the Registrant’s statements in the Filed 8-K which question such accounting treatment.

United States
Securities and Exchange Commission
January 5, 2007

Accounting for the credit entry of the financial instrument

The Registrant applied SFAS 150 to record the transaction outside of shareholders’ equity. The Registrant recorded the financial instrument as “Mandatorily Redeemable Financial Instrument of the Subsidiary of the Company”. We were informed, at the time of the filing of the September 2005 10-QSB, by the Registrant that it applied SFAS 150 because the transaction, as defined in the Investor Rights Agreement (filed as an exhibit to the August 2005 8-K), met the criteria set forth in paragraph 12 of SFAS 150, wherein there is an obligation to issue a variable number of the Registrant’s equity shares. We understood that the Registrant relied upon paragraph 2f of the Investor Rights Agreement that subjects the Exchange Price to adjustment if certain events took place. Accordingly the Registrant recorded the financial instrument as a liability pursuant to SFAS 150.

Accounting for the debit entry of the financial instrument

The Registrant recorded the debit entry for this transaction as an expense. As there is no guidance specific to this type of transaction as it stands, the Registrant used SEC Staff Accounting Bulletin Topic 5-G for guidance, supplemented with AICPA Practice Alert 00-1, which covers “Transfers of Nonmonetary Assets by Promoters or Shareholders”. Although the facts section of Topic 5-G deal with an initial public offering, 00-1 clarifies this matter by stating “Such circumstances are most common immediately prior to an initial public offering”, but does not limit its application to only “contributions” prior to an initial public offering. The Registrant noted that the Indicia Rights contributed by George Foreman and George Foreman Productions, Inc. had no historical cost and certainly did not demonstrate the hallmark qualities of an asset, and therefore there was no asset to record.

In addition, the Registrant supported its conclusions that an asset did not exist in its reliance on FASB Statement of Concepts No. 6, which defines an asset as having three characteristics: (a) it embodies probable future benefit that involves a capacity, singly or in a combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

United States
Securities and Exchange Commission
January 5, 2007

The Registrant, as disclosed in September 2005 10-QSB1 , determined at the time the transaction was consummated, that the Indicia Rights had not satisfied item (b) and therefore, concluded an asset did not exist. Accordingly, the Registrant recorded the debit as an expense.

Conclusion

In the course of our review of the Registrant’s unaudited financial statements, the Chief Financial Officer of the Registrant initiated consultations, in which we participated, with accounting professionals outside of our firm. After completion of our due diligence and review, we were in agreement with the Registrant’s accounting treatment for the transaction contained in the September 2005 10-QSB.

Finally, the Registrant received a letter, dated December 14, 2006, requesting that the Registrant amend its 10-KSB for the year ended December 31, 2005 to add expanded footnote disclosure regarding the transaction. While the SEC has requested certain changes in the disclosure of the transaction, it is our view that the SEC’s statements in such letter do not rise to the level of questioning the reliability of the Registrant’s previously issued financial statements.

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1 The Registrant’s determination as to whether the Indicia Rights met the definition of an asset was stated in the Organization section of the September 2005 10-QSB. In that section, the Registrant stated:

“The Company’s success will depend primarily upon its ability to exploit and protect the intellectual property rights that Mr. Foreman has assigned to Ventures. Mr. Foreman has entered into numerous licensing, endorsement and other agreements over the last decade, and there can be no assurances that a third party will not assert a claim to some or all of the intellectual property rights that the Company believes have been assigned to Ventures. In addition, the United States Patent and Trademark Office (“the PTO”) may cite preexisting trademark applications and registrations by third parties against, and prior trademark owners may oppose, future trademark applications by the Company or Ventures incorporating the George Foreman name. Further, even if the Company or Ventures were able to obtain acceptance of its trademark applications by the PTO, a significant number of similar marks registered by, and licensed to, third parties could diminish the value and protectability of the intellectual property held by the Company or Ventures.”

United States
Securities and Exchange Commission
January 5, 2007

We confirm that we are in agreement with the Registrant’s accounting for this transaction as originally reported in the September 2005 10-QSB, and we disagree with the statements in the Filed 8-K questioning the appropriateness of the accounting treatment as originally reported.

If you have any questions, please do not hesitate to contact the undersigned.

KRONICK KALAD A BERDY & CO.

/S/ KEVIN R. FOLEY
Kevin R. Foley CPA